SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02,808,708/0001-07

NIRE [Corporate Registration Identification Number] 35,300,157,770

A Publicly-Held Company

FISCAL COUNCIL OPINION

The members of the Fiscal Council of Companhia de Bebidas das Américas - AmBev (“Company”), in the exercise of the responsibilities conferred to them under paragraph 3 of Section 31 of the Company’s By-laws and by item III of Section 163 of Law n. 6,404/76, examined the stock swap merger proposal of the Company with Ambev S.A. (CNPJ/MF nº 07.526.557/0001-00), pursuant to the terms of the draft of Protocol and Justification and  a valuation report of the shares issued by the Company prepared by APSIS Consultoria Empresarial Ltda. (Brazilian National Taxpayer’s Registry CNPJ/MF no. 27.281.922/0001-70) to support the resulting capital increase of Ambev S.A., and based on the analysis and clarifications provided by the Company’s officers, are favorable to the approval, by the Company’s shareholders  at an Extraordinary General Shareholders’ Meeting, of the referred Stock Swap Merger as per the terms of the Protocol and Justification.

Sao Paulo, May 10, 2013.

Celso Clemente Giacometti	James Terence Coulter Wright
Mário Fernando Engelke

Additional Information and Where to Find It:

This document is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell any shares or other securities of Ambev S.A. or the Company nor a solicitation of any proxy, vote or approval.  The proposed Stock Swap Merger of Ambev S.A. with the Company described in this document will be submitted to a vote of the shareholders of those companies at separate shareholders’ meetings of each of them.

The distribution of new common shares (including in the form of American Depositary Shares (“ADSs”)) of Ambev S.A. to holders of the Company’s shares and ADSs will be made only pursuant to an effective registration statement that Ambev S.A. intends to file with the U.S. Securities and Exchange Commission (the “Commission”).  In connection with the Stock Swap Merger, Ambev S.A. plans to file with the Commission (i) one or more registration statements on Form F-4 containing a prospectus that will be mailed to holders of ADSs of the Company and (ii) other documents regarding the proposed Stock Swap Merger.  Investors and security holders of the Company are urged to carefully read these materials and the definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available because they will contain important information about Ambev S.A., the Company and the proposed Stock Swap Merger.  Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed Stock Swap Merger, when available, free of charge on the Commission’s website at www.sec.gov  or from the Company.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer